Exhibit 99.2

PARAGON SHIPPING INC.

ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 31, 2017

PROXY STATEMENT

TIME, DATE AND PLACE OF ANNUAL MEETING

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors (the “Board”) of Paragon Shipping Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company” or “Paragon”), of proxies from the holders of our common stock, par value $0.001 per share, for use at the Annual Meeting of Shareholders (the “Annual Meeting”) to be held at the principal executive offices of Paragon Shipping Inc. at 15 Karamanli Ave., 166 73 Voula, Greece, at 12:00 pm Greek time/5:00 am Eastern Standard Time, on May 31, 2017, and at any adjournments or postponements thereof, pursuant to the enclosed Notice of Annual Meeting.

The approximate date this Proxy Statement is being sent to shareholders is April 21, 2017. Shareholders should review the information provided herein or made available in conjunction with our Annual Meeting. The Notice of Annual Meeting of Shareholders and related materials, including the Company's 2016 Annual Report on Form 20-F containing the Company's audited financial statements for the fiscal year ended December 31, 2016 (the “2016 Annual Report”), which accompany this proxy statement, are also available on the Company's website at http://www.paragonship.com/agm-materials.php.

INFORMATION CONCERNING PROXY

The enclosed proxy is solicited on behalf of our Board. The giving of a proxy does not preclude the right to vote in person should any shareholder giving the proxy so desire. Shareholders have an unconditional right to revoke their proxy at any time prior to the exercise thereof, either in person at the Annual Meeting or by filing with our Secretary at our headquarters a written revocation or duly executed proxy bearing a later date; no such revocation will be effective, however, until written notice of the revocation is received by us at or prior to the Annual Meeting.

The cost of preparing, assembling and mailing this Proxy Statement, the Notice of Annual Meeting and the enclosed proxy is to be borne by us. In addition to the use of mail, our employees may solicit proxies personally and by telephone. Our employees will receive no compensation for soliciting proxies other than their regular salaries. We may request banks, brokers and other custodians, nominees and fiduciaries to forward copies of the proxy materials to their principals and to request authority for the execution of proxies. We will reimburse such persons for their expenses in doing so. In addition, we have engaged Alliance Advisors, LLC, 200 Broadacres Drive, 3rd Floor, Bloomfield, New Jersey 07003 as our proxy solicitor to help us solicit proxies from brokers, banks or other nominees. We will pay Alliance Advisors, LLC a fee of approximately $5,000, plus $2,000 in costs and expenses, relating to the solicitation of proxies for the Annual Meeting.

PURPOSE OF THE ANNUAL MEETING

At the Annual Meeting, our shareholders will consider and vote upon the following matters:

1.	To elect two Class A Directors and one Class B Director of the Company to serve until the 2020 Annual Meeting of Shareholders;

2.	To consider and vote upon a proposal to ratify the appointment of Ernst & Young (Hellas) Certified Auditors-Accountants S.A., as our independent registered public accounting firm for the fiscal year ending December 31, 2017;

3.	To consider and vote upon a proposal to grant discretionary authority to the Company’s Board to (A) amend the Amended and Restated Articles of Incorporation of the Company to effect one or more consolidations of the issued and outstanding shares of common stock, pursuant to which the shares of common stock would be combined and reclassified into one share of common stock at ratios within the range from 1-for-2 up to 1-for-1,000 (the “Reverse Stock Split”) and (B) determine whether to arrange for the disposition of fractional interests by shareholder entitled thereto, to pay in cash the fair value of fractions of a share of common stock as of the time when those entitled to receive such fractions are determined, or to entitle shareholder to receive from the Company’s transfer agent, in lieu of any fractional share, the number of shares of common stock rounded up to the next whole number, provided that, (X) the Company shall not effect Reverse Stock Splits that, in the aggregate, exceeds 1-for-1,000, and (Y) any Reverse Stock Split is completed no later than the first anniversary of the date of the Annual Meeting; and

4.	To transact such other business as may properly come before the Annual Meeting and any adjournments or postponements thereof.

Unless contrary instructions are indicated on your proxy, all shares of common stock represented by valid proxies received pursuant to this solicitation (and which have not been revoked in accordance with the procedures set forth herein) will be voted (a) for the election of the nominee for director named below and (b) in favor of all other proposals described in the Notice of Annual Meeting. The Board knows of no other business that may properly come before the Annual Meeting; however, if other matters properly come before the Annual Meeting, it is intended that the persons named in the proxy will vote thereon in accordance with their best judgment. In the event a shareholder specifies a different choice by means of the shareholder's proxy, the shareholder’s shares will be voted in accordance with the specification so made.

OUTSTANDING VOTING SECURITIES AND VOTING RIGHTS

Our Board previously set the close of business on April 10, 2017 as the record date for determining which of our shareholders are entitled to notice of and to vote at the Annual Meeting (“Record Date”). As of the Record Date, there were 21,904,428 shares of our common stock that are entitled to be voted at the Annual Meeting. Each share of common stock is entitled to one vote on each matter submitted to shareholders for approval at the Annual Meeting.

The attendance, in person or by proxy, of the holders of a majority of the outstanding shares of our common stock entitled to vote at the Annual Meeting is necessary to constitute a quorum.

Directors will be elected by a plurality of the votes cast by the shares of common stock represented in person or by proxy at the Annual Meeting. The affirmative vote of the holders of a majority of the shares of common stock present in person or by proxy at the Annual Meeting will be required to approve the ratification of our auditors for the year ended December 31, 2017. The affirmative vote of the holders of a majority of the shares of common stock issued and outstanding as of the Record Date will be required to approve the granting of discretionary authority to the Company’s Board to (A) amend the Amended and Restated Articles of Incorporation of the Company to effect one or more consolidations of the issued and outstanding shares of common stock, pursuant to which the shares of common stock would be combined and reclassified into one share of common stock at ratios within the range from 1-for-2 up to 1-for-1,000 (the “Reverse Stock Split”) and (B) determine whether to arrange for the disposition of fractional interests by shareholder entitled thereto, to pay in cash the fair value of fractions of a share of common stock as of the time when those entitled to receive such fractions are determined, or to entitle shareholder to receive from the Company’s transfer agent, in lieu of any fractional share, the number of shares of common stock rounded up to the next whole number, provided that, (X) the Company shall not effect Reverse Stock Splits that, in the aggregate, exceeds 1-for-1,000, and (Y) any Reverse Stock Split is completed no later than the first anniversary of the date of the Annual Meeting, and for any other proposals that may come before the Annual Meeting. If less than a majority of the outstanding shares entitled to vote is represented at the Annual Meeting, a majority of the shares so represented may adjourn the Annual Meeting to another date, time or place, and notice need not be given of the new date, time or place if the new date, time or place is announced at the meeting before an adjournment is taken.

Prior to the Annual Meeting, we will select one or more inspectors of election for the meeting. Such inspector(s) shall determine the number of shares of common stock represented at the meeting, the existence of a quorum and the validity and effect of proxies, and shall receive, count and tabulate ballots and votes and determine the results thereof. Abstentions will be considered as shares present and entitled to vote at the Annual Meeting and will be counted as votes cast at the Annual Meeting, but will not be counted as votes cast for or against any given matter.

PROPOSAL 1: ELECTION OF DIRECTORS

Our Amended and Restated Articles of Incorporation provide that the Board be divided into three classes. Each class of directors serves a staggered three-year term. Michael Bodouroglou is our Class C director and holds office until the 2018 annual meeting. Dimitrios Sigalas and George Xiradakis are our Class A directors, and their term expired at the 2016 annual meeting. However, since we did not hold an annual meeting in 2016, their term continued until the next annual meeting, which is this Annual Meeting. Nigel D. Cleave is our Class B director and his term expires at the Annual Meeting. As a result, Messrs. Sigalas, Xiradakis and Cleave are up for reelection, and in accordance with the provisions of our Articles of Incorporation, will serve for three year terms. We intend to explore the possibilities available to us in order to get back on a true staggered term of our directors so that one class is up for re-election each year.

At the Annual Meeting, three directors will be elected by the shareholders to serve until the 2020 Annual Meeting or until the director’s successor is duly elected and qualified. The accompanying form of proxy, when properly executed and returned to the Company, will be voted FOR the election as director of the persons named below, unless the proxy contains contrary instructions. Proxies cannot be voted for a greater number of persons than the number of nominees named in this Proxy Statement. Management has no reason to believe that the nominee is unable or unwilling to serve if elected. If the nominee should become unable or unwilling to serve as a director, however, the proxy will be voted for the election of such other person as shall be designated by the Board.

Nominee

The persons nominated as director are as follows:

Name	Age	Position	Term Will Expire
Nigel D. Cleave	58	Class B Director	2020
Dimitrios Sigalas	72	Class A Director	2020
George Xiradakis	52	Class A Director	2020

Nigel D. Cleave has served as a non-executive director of the Company since November 2006. In January 2017, Mr. Cleave was appointed to his current position of independent senior maritime industry advisor. Prior to this, in January 2011, Mr. Cleave was appointed chief executive officer of Videotel, the leading provider of e-learning maritime blended training systems, also serving on the executive and strategy committees of its parent company KVH Industries Inc. Prior to this, Mr. Cleave held the position of chief executive officer of Elias Marine Consultants Limited, providing a broad range of professional services. In 2006, Mr. Cleave was appointed chief executive officer of PB Maritime Services Limited, a ship management and marine services company, having previously served as group managing director of Dobson Fleet Management Limited from 1993 to 2006, a ship management company based in Cyprus. From 1991 to 1993, Mr. Cleave held the position of deputy general manager at Cyprus based ship management company Hanseatic Shipping Co. Ltd. and from 1988 to 1991, held various fleet operation roles based in London. From 1975 to 1986, Mr. Cleave held various positions at The Cunard Steamship Company plc, including serving in the ranks of navigating cadet officer to second officer, as well as financial and planning assistant, assistant to the group company secretary and assistant operations manager. Mr. Cleave graduated from the Riversdale College of Technology in the United Kingdom with an O.N.C. in Nautical Science and today is a Fellow of the Chartered Institute of Shipbrokers and the Chairman of the Cayman Islands Shipowners' Advisory Council.

Dimitrios Sigalas has served as a non-executive director of the Company since March 2008. Mr. Sigalas served as a maritime journalist for the Greek daily newspaper “Kathimerini” from 1985 to 2008. Mr. Sigalas also served within the chartering department of Glafki (Hellas) Maritime Corporation, an Athens based shipowning company, from 1972 to 2006. In 1980 Mr. Sigalas was appointed to Head of the Dry and Tanker Chartering Department within Glafki (Hellas) Maritime Corporation. Mr. Sigalas graduated from Cardiff University, Wales, with a diploma in Shipping. Mr. Sigalas is also a member of the Institute of Freight Forwarders UK, and has served in the Merchant Navy after his graduation from the Navigation Academy of Hydra.

George Xiradakis has served as a non-executive director of the Company since July 2008. In his banking career (1991-1998) he served as Vice President of Credit Lyonnais Shipping Group and Head of European Shipping finance activities and as Head of Greek, Indian and Middle East Shipping. Since 1999, Mr. Xiradakis has been the Managing Director of XRTC Business Consultants Ltd., a consulting firm providing financial advice to the maritime industry. Mr. Xiradakis also provides financial advice to international shipping banks, shipping companies, as well as international and state organizations. Mr. Xiradakis has a certificate as a Deck Officer from the Hellenic Merchant Marine and he is a graduate of the Nautical Marine Academy of Aspropyrgos, Greece. He also holds a postgraduate Diploma in Commercial Operation of Shipping from London Metropolitan University, formerly known as City of London Polytechnic, and a Master of Science in Maritime Studies from the University of Wales College of Cardiff. Mr. Xiradakis is the President of the International Propeller Club of the United States – International Port of Piraeus Board, General Secretary of the Association of Banking and Shipping Executives of Hellenic Shipping, Board member of the Greek-China Friendship Association, and also a member of the Mediterranean Committee of China Classification Society, HELMEPA, the Marine Club of Piraeus, and the Sino-Greek Chamber of Commerce. In the past, Mr. Xiradakis also served as the Chairman and President of the National Center of Port Development in Greece and as the Chairman and President of Hellenic Public Real Estate Corporation. Mr. Xiradakis was a member of the Board of Directors of DryShips Inc. (NASDAQ: DRYS) and a member of the Board of Directors of Aries Maritime Transport.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE NOMINEES FOR ELECTION AS DIRECTOR.

PROPOSAL 2: TO RATIFY THE SELECTION

OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee of the Company’s Board has selected Ernst & Young (Hellas) Certified Auditors-Accountants S.A. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2017. Ernst & Young (Hellas) Certified Auditors-Accountants S.A. audited the Company’s consolidated balance sheets as of December 31, 2016 and 2015, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years ended December 31, 2016.

Shareholder approval is not required for the appointment of Ernst & Young (Hellas) Certified Auditors-Accountants S.A., because the audit committee is responsible for selecting the Company’s auditors. Nevertheless, the appointment is being submitted for ratification by the shareholders at the Annual Meeting. No determination has been made, however, as to what action the Board or the audit committee would take if the shareholders do not ratify this appointment.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF THE PROPOSAL TO RATIFY THE SELECTION OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2017.

PROPOSAL 3: REVERSE SPLIT OF THE COMMON STOCK OF THE COMPANY

Our Board has adopted resolutions (1) declaring that submitting an amendment to the Company’s Amended and Restated Articles of Incorporation to effect the Reverse Stock Split of our issued and outstanding common stock, as described below, was advisable and (2) directing that a proposal to approve the Reverse Stock Split be submitted to the holders of our common stock for their approval.

The form of the proposed amendment to the Company’s Amended and Restated Articles of Incorporation to effect reverse stock splits of our issued and outstanding common stock will be substantially as set forth on Appendix A (subject to any changes required by applicable law).  Approval of the proposal would permit (but not require) our Board to effect one or more reverse stock splits of our issued and outstanding common stock by a ratio of not less than one-for-two and not more than one-for-one thousand, with the exact ratio to be set at a number within this range as determined by our Board in its sole discretion, provided that the Board determines to effect the Reverse Stock Split and such amendment is filed with the appropriate authorities in the Marshall Islands no later than one year after the date of our Annual Meeting. The Company shall not effect Reverse Stock Splits that, in the aggregate, exceeds one-for-one thousand. We believe that enabling our Board to set the ratio within the stated range will provide us with the flexibility to implement the Reverse Stock Split in a manner designed to maximize the anticipated benefits for our shareholders.  In determining a ratio, if any, following the receipt of shareholder approval, our Board may consider, among other things, factors such as:

•	the initial or continued listing requirements of various stock exchanges;

•	the historical trading price and trading volume of our common stock;

•	the number of shares of our common stock outstanding;

•	the then-prevailing trading price and trading volume of our common stock and the anticipated impact of the Reverse Stock Split on the trading market for our common stock;

•	the anticipated impact of a particular ratio on our ability to reduce administrative and transactional costs; and

•	prevailing general market and economic conditions.

Our Board reserves the right to elect to abandon the Reverse Stock Split, including any or all proposed reverse stock split ratios, if it determines, in its sole discretion, that the Reverse Stock Split is no longer in the best interests of the Company and its stockholders.

Depending on the ratio for the Reverse Stock Split determined by our Board, no less than two and no more than one thousand shares of existing common stock, as determined by our Board, will be combined into one share of common stock.  The Company shall not effect Reverse Stock Splits that, in the aggregate, exceed one-for-one thousand. Our Board will have the discretionary authority to determine whether to arrange for the disposition of fractional interests by holder entitled thereto, to pay in cash the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined, or to entitle holders to receive from the Company transfer agent, in lieu of any fractional share, the number of shares rounded up to the next whole number. The amendment to our Articles of Incorporation to effect a Reverse Stock Split, if any, will include only the reverse split ratio determined by our Board to be in the best interests of our shareholders and all of the other proposed amendments at different ratios will be abandoned.

Background and Reasons for the Reverse Stock Split; Potential Consequences of the Reverse Stock Split

Our Board is submitting multiple Reverse Stock Splits to our stockholders for approval with the primary intent of increasing the market price of our common stock to enhance our ability to meet the continuing listing requirements of the OTCQB Market, to potentially meet the initial listing requirements of the NASDAQ Capital Market and to make our common stock more attractive to a broader range of institutional and other investors. The Company currently does not have any plans, arrangements or understandings, written or oral, to issue any of the authorized but unissued shares that would become available as a result of the Reverse Stock Split.  In addition to increasing the market price of our common stock, the Reverse Stock Split would also reduce certain of our costs, as discussed below.  Accordingly, for these and other reasons discussed below, we believe that effecting the Reverse Stock Splits is in the Company’s and our stockholders’ best interests.

We believe that the Reverse Stock Split will enhance our ability to maintain the necessary price for continued listing on the OTCQB Market. The OTCQB Market requires, among other items, maintenance of a continued price of at least $0.01 per share. On April 13, 2017, the closing price of our common stock on the OTCQB Market was $0.016. Reducing the number of outstanding shares of our Common Stock should, absent other factors, increase the per share market price of our Common Stock, although we cannot provide any assurance that our minimum bid price would remain following the Reverse Stock Split over the minimum bid price requirement of any such stock exchange.

We believe that the Reverse Stock Split may enable us to maintain the necessary price for initial listing on the NASDAQ Capital Market.  We are contemplating the listing of our common stock on NASDAQ, although no definitive plans have been established to date. The NASDAQ Capital Market requires, among other items, an initial bid price of least $4.00 per share and following initial listing, maintenance of a continued price of at least $1.00 per share.  Reducing the number of outstanding shares of our common stock should, absent other  factors, increase the per share market price of our common stock, although we cannot provide any assurance that our minimum bid price would remain following the Reverse Stock Split over the minimum bid price requirement of any such stock exchange. In addition, to the extent necessary under any agreements with third parties, we will effectuate a Reverse Stock Split to ensure compliance with our obligations thereunder.

Additionally, we believe that the Reverse Stock Split will make our common stock more attractive to a broader range of institutional and other investors, as we have been advised that the current market price of our common stock may affect its acceptability to certain institutional investors, professional investors and other members of the investing public.  Many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers.  In addition, some of those policies and practices may function to make the processing of trades in low-priced stocks economically unattractive to brokers.  Moreover, because brokers’ commissions on low-priced stocks generally represent a higher percentage of the stock price than commissions on higher-priced stocks, the current average price per share of common stock can result in individual stockholders paying transaction costs representing a higher percentage of their total share value than would be the case if the share price were substantially higher.  We believe that the Reverse Stock Split will make our common stock a more attractive and cost effective investment for many investors, which will enhance the liquidity of the holders of our common stock.

Reducing the number of outstanding shares of our common stock through the Reverse Stock Split is intended, absent other factors, to increase the per share market price of our common stock.  However, other factors, such as our financial results, market conditions and the market perception of our business may adversely affect the market price of our common stock.  As a result, there can be no assurance that the Reverse Stock Splits, if completed, will result in the intended benefits described above, that the market price of our common stock will increase following the Reverse Stock Splits or that the market price of our common stock will not decrease in the future.  Additionally, we cannot assure you that the market price per share of our common stock after the Reverse Stock Split will increase in proportion to the reduction in the number of shares of our common stock outstanding before the Reverse Stock Split.  Accordingly, the total market capitalization of our common stock after the Reverse Stock Split may be lower than the total market capitalization before the Reverse Stock Split.

Procedure for Implementing the Reverse Stock Split

The Reverse Stock Split, if approved by our stockholders, would become effective upon the filing or such later time as specified in the filing (the “Effective Time”) of a certificate of amendment to our Amended and Restated Articles of Incorporation with the Registrar of Corporation of the Marshall Islands.  The exact timing of the filing of the certificate of amendment that will effect the Reverse Stock Split will be determined by our Board based on its evaluation as to when such action will be the most advantageous to the Company and our stockholders.  In addition, our Board reserves the right, notwithstanding stockholder approval and without further action by the stockholders, to elect not to proceed with the Reverse Stock Split if, at any time prior to filing the amendment to the Company’s Amended and Restated Articles of Incorporation, our Board, in its sole discretion, determines that it is no longer in our best interest and the best interests of our stockholders to proceed with the Reverse Stock Split.  If a certificate of amendment effecting the Reverse Stock Split has not been filed with the Registrar of Corporations of the Marshall Islands within one year from the Annual Meeting, our Board will abandon the Reverse Stock Split.

Effect of the Reverse Stock Split on Holders of Outstanding common stock

Depending on the ratio for the Reverse Stock Split determined by our Board, a minimum of two and a maximum of one thousand shares in aggregate of existing common stock will be combined into one new share of common stock.  Based on 21,904,428 shares of common stock issued and outstanding as of the Record Date, immediately following the reverse split the Company would have approximately 10,952,214 shares of common stock issued and outstanding (without giving effect to rounding for fractional shares) if the ratio for the reverse split is 1-for-2, approximately 43,809 shares of common stock issued and outstanding (without giving effect to rounding for fractional shares) if the ratio for the reverse split is 1-for-500, and approximately 21,905 shares of common stock issued and outstanding (without giving effect to rounding for fractional shares) if the ratio for the reverse split is 1-for-1,000, which is the aggregate ratio allowed under this proposal. Any other ratios selected within such range would result in a number of shares of common stock issued and outstanding following the transaction between 21,905 and 10,952,214 shares.

The actual number of shares issued after giving effect to the Reverse Stock Split, if implemented, will depend on the reverse stock split ratio and the number of reverse stock splits, if any, that are ultimately determined by our Board.

The Reverse Stock Split will affect all holders of our common stock uniformly and will not affect any stockholder’s percentage ownership interest in the Company, except that as described below in “— Fractional Shares,” record holders of common stock otherwise entitled to a fractional share as a result of the Reverse Stock Split will be paid in cash the fair market value of the fractional share or will have the fractional share rounded up to the next whole number at the discretion of the Board.  In addition, the Reverse Stock Split will not affect any stockholder’s proportionate voting power (subject to the treatment of fractional shares).

The Reverse Stock Split may result in some stockholders owning “odd lots” of less than 100 shares of common stock.  Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots are generally somewhat higher than the costs of transactions in “round lots” of even multiples of 100 shares.

After the Effective Time, our common stock will have new Committee on Uniform Securities Identification Procedures (CUSIP) numbers, which is a number used to identify our equity securities, and stock certificates with the older CUSIP numbers will need to be exchanged for stock certificates with the new CUSIP numbers by following the procedures described below.  After the Reverse Stock Split, we will continue to be subject to the periodic reporting and other requirements of the Securities Exchange Act of 1934, as amended.  Our common stock will continue to be listed on the OTCQB Venture Market under the symbol “PRGNF”, subject to any decision of our Board to list our securities on another stock exchange. The Reverse Stock Split is not intended as, and will not have the effect of, a “going private transaction” as described by Rule 13e-3 under the Exchange Act.

After the Effective Time of the Reverse Stock Split, the post-split market price of our common stock may be less than the pre-split price multiplied by the Reverse Stock Split ratio. In addition, a reduction in number of shares outstanding may impair the liquidity for our common stock, which may reduce the value of our common stock.

Authorized Shares of common stock

The Reverse Stock Split will not change the number of authorized shares of the Company’s common stock under the Company’s Articles of Incorporation. Because the number of issued and outstanding shares of common stock will decrease, the number of shares of common stock remaining available for issuance will increase. Under our Articles of Incorporation, as amended, our authorized capital stock consists of 780,000,000 shares of common stock, par value $0.001 per share, divided into 750,000,000 shares of Class A common stock and 5,000,000 shares of Class B common stock (none of which are issued and outstanding) and 25,000,000 shares of preferred stock (none of which are issued and outstanding). Except for the conversion of outstanding convertible securities (which conversion would be at the option of the respective holders), the Company does not currently have any plans, proposal or arrangement to issue any of its authorized but unissued shares of common stock.

By increasing the number of authorized but unissued shares of common stock, the Reverse Stock Split could, under certain circumstances, have an anti-takeover effect, although this is not the intent of the Board. For example, it may be possible for the Board to delay or impede a takeover or transfer of control of the Company by causing such additional authorized but unissued shares to be issued to holders who might side with the Board in opposing a takeover bid that the Board determines is not in the best interests of the Company or its shareholders. The Reverse Stock Split therefore may have the effect of discouraging unsolicited takeover attempts. By potentially discouraging initiation of any such unsolicited takeover attempts the reverse split may limit the opportunity for the Company’s shareholders to dispose of their shares at the higher price generally available in takeover attempts or that may be available under a merger proposal. The Reverse Stock Split may have the effect of permitting the Company’s current management, including the current Board, to retain its position, and place it in a better position to resist changes that shareholders may wish to make if they are dissatisfied with the conduct of the Company’s business. However, the Board is not aware of any attempt to take control of the Company and the Board has not approved the Reverse Stock Split with the intent that it be utilized as a type of anti-takeover device.

Beneficial Holders of common stock (i.e. stockholders who hold in street name)

Upon the implementation of the Reverse Stock Split, we intend to treat shares held by stockholders through a bank, broker, custodian or other nominee in the same manner as registered stockholders whose shares are registered in their names.  Banks, brokers, custodians or other nominees will be instructed to effect the Reverse Stock Split for their beneficial holders holding our common stock in street name.  However, these banks, brokers, custodians or other nominees may have different procedures than registered stockholders for processing the Reverse Stock Split.  Stockholders who hold shares of our common stock with a bank, broker, custodian or other nominee and who have any questions in this regard are encouraged to contact their banks, brokers, custodians or other nominees.

Registered “Book-Entry” Holders of common stock (i.e. stockholders that are registered on the transfer agent’s books and records but do not hold stock certificates)

Certain of our registered holders of common stock may hold some or all of their shares electronically in book-entry form with the transfer agent.  These stockholders do not have stock certificates evidencing their ownership of the common stock.  They are, however, provided with a statement reflecting the number of shares registered in their accounts.

Stockholders who hold shares electronically in book-entry form with the transfer agent will not need to take action (the exchange will be automatic) to receive whole shares of post-Reverse Stock Split common stock, subject to adjustment for treatment of fractional shares.

Holders of Certificated Shares of common stock

Stockholders holding shares of our common stock in certificated form will be sent a transmittal letter by our transfer agent after the Effective Time.  The letter of transmittal will contain instructions on how a stockholder should surrender his, her or its certificate(s) representing shares of our common stock (the “Old Certificates”) to the transfer agent in exchange for certificates representing the appropriate number of whole shares of post-Reverse Stock Split common stock (the “New Certificates”).  No New Certificates will be issued to a stockholder until such stockholder has surrendered all Old Certificates, together with a properly completed and executed letter of transmittal, to the transfer agent.  No stockholder will be required to pay a transfer or other fee to exchange his, her or its Old Certificates.  Stockholders will then receive a New Certificate(s) representing the number of whole shares of common stock that they are entitled as a result of the Reverse Stock Split, subject to the treatment of fractional shares described below.  Until surrendered, we will deem outstanding Old Certificates held by stockholders to be cancelled and only to represent the number of whole shares of post-Reverse Stock Split common stock to which these stockholders are entitled, subject to the treatment of fractional shares.  Any Old Certificates submitted for exchange, whether because of a sale, transfer or other disposition of stock, will automatically be exchanged for New Certificates.  If an Old Certificate has a restrictive legend on the back of the Old Certificate(s), the New Certificate will be issued with the same restrictive legends that are on the back of the Old Certificate(s).

The Company expects that our transfer agent will act as exchange agent for purposes of implementing the exchange of stock certificates.  No service charges will be payable by holders of shares of common stock in connection with the exchange of certificates.  All of such expenses will be borne by the Company.

STOCKHOLDERS SHOULD NOT DESTROY ANY STOCK CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY STOCK CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Fractional Shares

The Company does not currently intend to issue fractional shares in connection with the Reverse Stock Split. Therefore, the Company does not expect to issue certificates representing fractional shares. The Board will have the discretionary authority to determine whether to arrange for the disposition of fractional interests by shareholders entitled thereto, to pay in cash the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined, or to entitle shareholders to receive from the Company’s transfer agent, in lieu of any fractional share, the number of shares rounded up to the next whole number.

If the Board determines to arrange for the disposition of fractional interests by shareholders entitled thereto or to pay in cash the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined, shareholders who would otherwise hold fractional shares because the number of shares of common stock they hold before the Reverse Stock Split is not evenly divisible by the ratio ultimately selected by the Board will be entitled to receive cash (without interest or deduction) in lieu of such fractional shares from either: (i) the Company, upon receipt by the transfer agent of a properly completed and duly executed transmittal letter and, where shares are held in certificated form, upon due surrender of any certificate previously representing a fractional share, in an amount equal to such holder's fractional share based upon the volume weighted average price of the common stock as reported on the OTCQB Venture Market, or other principal market of the common stock, as applicable, as of the date the Reverse Stock Split is effected; or (ii) the transfer agent, upon receipt by the transfer agent of a properly completed and duly executed transmittal letter and, where shares are held in certificated form, the surrender of all old certificate(s), in an amount equal to the proceeds attributable to the sale of such fractional shares following the aggregation and sale by the transfer agent of all fractional shares otherwise issuable. If the Board determines to dispose of fractional interests pursuant to clause (ii) above, the Company expects that the transfer agent would conduct the sale in an orderly fashion at a reasonable pace and that it may take several days to sell all of the aggregated fractional shares of common stock. In this event, such holders would be entitled to an amount equal to their pro rata share of the proceeds of such sale. The Company will be responsible for any brokerage fees or commissions related to the transfer agent's open market sales of shares that would otherwise be fractional shares.

The ownership of a fractional share interest following the Reverse Stock Split will not give the holder any voting, dividend or other rights, except to receive the cash payment, or, if the Board so determines, to receive the number of shares rounded up to the next whole number, as described above.

Shareholders should be aware that, under the escheat laws of various jurisdictions, sums due for fractional interests that are not timely claimed after the Effective Time of the Reverse Stock Split may be required to be paid to the designated agent for each such jurisdiction, unless correspondence has been received by the Company or the transfer agent concerning ownership of such funds within the time permitted in such jurisdiction. Thereafter, if applicable, shareholders otherwise entitled to receive such funds, but who do not receive them due to, for example, their failure to timely comply with the transfer agent's instructions, will have to seek to obtain such funds directly from the state to which they were paid.

Effect of the Reverse Stock Split on Employee Plans, Options, Restricted Stock Awards and Units, Warrants, and Convertible or Exchangeable Securities

Based upon the reverse stock split ratio determined by the Board, proportionate adjustments are generally required to be made to the per share exercise price and the number of shares issuable upon the exercise or conversion of all outstanding options, warrants, convertible or exchangeable securities entitling the holders to purchase, exchange for, or convert into, shares of common stock.  This would result in approximately the same aggregate price being required to be paid under such options, warrants, convertible or exchangeable securities upon exercise, and approximately the same value of shares of common stock being delivered upon such exercise, exchange or conversion, immediately following the Reverse Stock Split as was the case immediately preceding the Reverse Stock Split.  The number of shares deliverable upon settlement or vesting of restricted stock awards will be similarly adjusted, subject to our treatment of fractional shares.  The number of shares reserved for issuance pursuant to these securities will be proportionately based upon the reverse stock split ratio determined by the Board, subject to our treatment of fractional shares.

Accounting Matters

The proposed amendment to the Company’s Amended and Restated Articles of Incorporation will not affect the par value of our common stock per share, which will remain $0.001 par value per share.  As a result, as of the Effective Time, the stated capital attributable to common stock and the additional paid-in capital account on our balance sheet, on aggregate, will not change due to the Reverse Stock Split.  Reported per share net income or loss will be higher because there will be fewer shares of common stock outstanding.

Certain Federal Income Tax Consequences of the Reverse Stock Split

The following summary describes certain material U.S. federal income tax consequences of the Reverse Stock Split to holders of our common stock

Unless otherwise specifically indicated herein, this summary addresses the tax consequences only to a beneficial owner of our common stock that is a citizen or individual resident of the United States, a corporation organized in or under the laws of the United States or any state thereof or the District of Columbia or otherwise subject to U.S. federal income taxation on a net income basis in respect of our common stock (a “U.S. holder”).  A trust may also be a U.S. holder if (1) a U.S. court is able to exercise primary supervision over administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.  An estate whose income is subject to U.S. federal income taxation regardless of its source may also be a U.S. holder.  This summary does not address all of the tax consequences that may be relevant to any particular investor, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of taxpayers or that are generally assumed to be known by investors.  This summary also does not address the tax consequences to (i) persons that may be subject to special treatment under U.S. federal income tax law, such as banks, insurance companies, thrift institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, U.S. expatriates, persons subject to the alternative minimum tax, traders in securities that elect to mark to market and dealers in securities or currencies, (ii) persons that hold our common stock as part of a position in a “straddle” or as part of a “hedging,” “conversion” or other integrated investment transaction for federal income tax purposes, or (iii) persons that do not hold our common stock as “capital assets” (generally, property held for investment).

If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership.  Partnerships that hold our common stock, and partners in such partnerships, should consult their own tax advisors regarding the U.S. federal income tax consequences of the Reverse Stock Split.

This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, U.S. Treasury regulations, administrative rulings and judicial authority, all as in effect as of the date of this proxy statement.  Subsequent developments in U.S. federal income tax law, including changes in law or differing interpretations, which may be applied retroactively, could have a material effect on the U.S. federal income tax consequences of the Reverse Stock Split.

PLEASE CONSULT YOUR OWN TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT IN YOUR PARTICULAR CIRCUMSTANCES UNDER THE INTERNAL REVENUE CODE AND THE LAWS OF ANY OTHER TAXING JURISDICTION.

U.S. Holders

The Reverse Stock Split should be treated as a recapitalization for U.S. federal income tax purposes.  Therefore, a stockholder generally will not recognize gain or loss on the Reverse Stock Split, except to the extent of cash, if any, received in lieu of a fractional share interest in the post-Reverse Stock Split shares. The aggregate tax basis of the post-split shares received will be equal to the aggregate tax basis of the pre-split shares exchanged therefore (excluding any portion of the holder’s basis allocated to fractional shares), and the holding period of the post-split shares received will include the holding period of the pre-split shares exchanged. A holder of the pre-split shares who receives cash will generally recognize gain or loss equal to the difference between the portion of the tax basis of the pre-split shares allocated to the fractional share interest and the cash received. Such gain or loss will be a capital gain or loss and will be short term if the pre-split shares were held for one year or less and long term if held more than one year. No gain or loss will be recognized by us as a result of the Reverse Stock Split.

No Appraisal Rights

Under Marshall Islands law and our charter documents, holders of our common stock will not be entitled to dissenter’s rights or appraisal rights with respect to the Reverse Stock Split.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” APPROVAL OF THE REVERSE STOCK SPLIT.

MANAGEMENT

Set forth below is certain information concerning our continuing directors who are not currently standing for election and our other executive officers who are not directors:

Name	Age	Position
Michael Bodouroglou	62	Chairman, President, Chief Executive Officer, Interim Chief Financial Officer and Class C Director
George Skrimizeas	51	Chief Operating Officer

Biographical information with respect to each of our directors and executive officers is set forth below.

Michael Bodouroglou, our founder, has been involved in the shipping industry in various capacities for more than 35 years. He has served as our Chairman, President, Chief Executive Officer and director since our formation in April 2006. Mr. Bodouroglou has been appointed to act as our Interim Chief Financial Officer since February 2016. Mr. Bodouroglou also serves as the Chairman, President, Chief Executive Officer and Interim Chief Financial Officer of Box Ships Inc., an affiliated company (“Box Ships”). Mr. Bodouroglou has owned and operated tanker and drybulk vessels since 1993. He is the founder of Allseas Marine S.A. (“Allseas”), which served as the technical and commercial managing company to our fleet. Prior to 1993, Mr. Bodouroglou was employed as a technical superintendent supervising both tanker and drybulk vessels for various shipping companies. In 1977, Mr. Bodouroglou graduated with honors from the University of Newcastle-upon-Tyne in the United Kingdom with a Bachelor of Science in Marine Engineering and in 1978 he was awarded a Master of Science in Naval Architecture. Mr. Bodouroglou is a member of the Cayman Islands Shipowners' Advisory Council, the DNV GL Greek Committee and the Lloyd's Register Hellenic Advisory Committee. He is also a member of China Classification Society Mediterranean Committee (CCS), the RINA Hellenic Advisory Committee (Registro Italiano Navale) and the Greek Committee of Nippon Kaiji Kyokai (ClassNK). He is also member of the Board of the Swedish P&I Club, the Bureau Veritas Regional Hellenic & Black Seas Committee, the Union of Greek Shipowners and the Greek Shipowners Social Welfare Company (Syn-Enosis). Mr. Bodouroglou is the Honorary Consul for the Slovak Republic in Piraeus, member of the Board of the Hellenic Australian Business Council (HABC) and an Honorary Fellow of the Institute of Chartered Shipbrokers.

George Skrimizeas has been our Chief Operating Officer since November 2006. Mr. Skrimizeas has been general manager of Allseas since May 2006. From 1996 to 2006, Mr. Skrimizeas has held various positions in Allseas, Eurocarriers and their affiliates, including general manager, accounts and human resources manager, and finance and administration manager. Mr. Skrimizeas worked as accounts manager for ChartWorld Shipping from 1995 to 1996 and as accounts and administration manager for Arktos Investments Inc. from 1994 to 1995. From 1988 to 1994, Mr. Skrimizeas was accounts and administration manager for Candia Shipping Co. S.A. and accountant and chief accounting officer—deputy human resources manager in their Athens, Romania, Hong Kong and London offices. Mr. Skrimizeas received his Bachelor of Science degree in Business Administration from the University of Piraeus, Greece in 1988 and completed the coursework necessary to obtain his Master of Science in Finance from the University of Leicester, in the United Kingdom, in 2002. Mr. Skrimizeas is a member of the Hellenic Chamber of Economics, the Hellenic Management Association, the Hellenic Association of Chief Executive Officers, the Business Advisory Committee of the ICMA center Henley Business School in the U.K. (MSC International Shipping and Finance), the Business Advisory Committee of the Alba Graduate Business School and the International Propeller Club of the United States. Mr. Skrimizeas has been nominated as the Quality Leader for the year 2014 from the Hellenic Management Association.

CORPORATE GOVERNANCE

Board Responsibilities, Structure and Requirements

Our Board oversees, counsels and directs management in our long-term interests and those of our shareholders. The Board’s responsibilities include:

•	Evaluating the performance of, and selecting, our President and Chief Executive Officer and our other executive officers;

•	Reviewing and approving our major financial objectives and strategic and operating plans, business risks and actions;

•	Overseeing the conduct of our business to evaluate whether the business is being effectively managed; and

•	Overseeing the processes for maintaining the integrity of our financial statements and other publicly disclosed information in compliance with law.

Michael Bodouroglou serves as both Chairman of the Board and as our President and Chief Executive Officer. The Board believes that the combined role of Chairman of the Board and President and Chief Executive Officer is the appropriate leadership structure for us at this time. This leadership model provides efficient and effective leadership of our business, and the Board believes Mr. Bodouroglou is the appropriate person to lead both our Board and the management of our business.

We encourage our directors to attend formal training programs in areas relevant to the discharge of their duties as directors. We reimburse directors for all expenses they incur in attending such programs.

All of our directors are expected to comply with our Code of Business Conduct and Ethics and our Insider Trading Policy.

Meetings and Committees of the Board

The Board and its committees meet throughout the year generally on a quarterly schedule, and hold Annual Meetings and act by written consent from time to time as appropriate. During the fiscal year ended December 31, 2016, our Board held three (3) meetings and also approved certain actions by unanimous written consent. All of our directors attended at least 75% of the meetings of the Board and applicable committees on which they served. We strongly encourage all directors to attend our annual meeting of Shareholders, but we have no specific policy requiring attendance by directors at such meetings.

The Board delegates various responsibilities and authority to different Board committees. Committees regularly report on their activities and actions to the full Board. The committees of the Board are the audit committee, the compensation committee, the corporate governance committee, and the nominating committee. The Board has determined that each member of the audit committee, compensation committee, corporate governance committee and nominating committee is an independent director in accordance with the standards adopted by the NASDAQ Stock Market. Our Board or the applicable committee has adopted written charters for the audit, compensation, nominating and corporate governance committees and has adopted corporate governance guidelines that address the composition and duties of the Board and its committees. The charters for the audit, compensation, and nominating and corporate governance committees are posted in the “Profile – Charters of Committees” section of our website at www.paragonshipping.com, and each is available in print, without charge, to any shareholder. Each of the committees has the authority to retain independent advisors and consultants, with all fees and expenses to be paid by us.

Audit Committee

Our audit committee consists of Messrs. Cleave, Sigalas and Xiradakis, each of whom is an independent director. Our audit committee has designated Mr. Xiradakis as our “audit committee financial expert,” as such term is defined in Item 407 of SEC Regulation S-K promulgated by the SEC.

The audit committee has powers and performs the functions customarily performed by such a committee. The audit committee is responsible for selecting and meeting with our independent registered public accounting firm regarding, among other matters, audits and the adequacy of our accounting and control systems.

Compensation Committee

Our compensation committee consists of Messrs. Cleave, Sigalas and Xiradakis, each of whom is an independent director. The compensation committee reviews and approves the equity compensation of our executive officers. Currently, we do not pay cash compensation to our executive officers. We have entered into a services agreement with Allseas, which is an entity controlled by Mr. Bodouroglou, pursuant to which Allseas provides us services related to accounting, financial reporting, implementation of Sarbanes-Oxley internal control over financial reporting procedures and general administrative and executive services.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Messrs. Cleave, Sigalas, and Xiradakis, each of whom is an independent director. The nominating and corporate governance committee is responsible for overseeing the selection of persons to be nominated to serve on our Board and to ensure that we have and follow appropriate corporate governance standards.

In connection with the selection and nomination process, the nominating committee, along with the full Board, shall consider and determine the desired experience, mix of skills and other qualities necessary to assure appropriate Board composition, taking into account the current Board members and the specific needs of the Company and the Board. The criteria for selecting directors includes such factors as (i) the candidate’s ability to comprehend the Company’s strategic goals and to help guide the Company towards the accomplishment of those goals; (ii) the history of the candidate in conducting his/her personal and professional affairs with the utmost integrity and observing the highest standards of values, character and ethics; (iii) the candidate's time availability for in-person participation at Board and committee meetings; (iv) the candidate’s judgment and business experience with related businesses or other organizations of comparable size; (v) the knowledge and skills the candidate would add to the Board and its committees, including the candidate's knowledge of the rules and regulations of the SEC and the NASDAQ Stock Market, and accounting and financial reporting requirements; (vi) the candidate's ability to satisfy the criteria for independence established by the SEC and the NASDAQ Stock Market; and (vii) the interplay of the candidate's experience with the experience of other Board members.

Although the Company does not have a formal procedure, the nominating committee will consider all candidates recommended by the Company’s shareholders. The Company is relatively small and our shares of common stock are not widely held. As a result, the Company does not believe the adoption of a formal policy for consideration of shareholder nominees is appropriate at this time.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee (i) has ever been an officer or employee of us, (ii) had any relationship requiring disclosure by us under SEC rules, or (iii) is an executive officer of another entity where one of our executive officers serves on the Board.

Director Independence

We are not required to have any independent members of the Board. The Board has determined that (i) Mr. Bodouroglou has a relationship with the company which, in the opinion of the Board, would not allow him to be considered as “independent director” as defined in the Marketplace Rules of The NASDAQ Stock Market and (ii) Messrs. Cleave, Sigalas and Xiradakis are each an independent director as defined in the Marketplace Rules of The NASDAQ Stock Market.

Shareholder Communication with the Board

Although our Board has not adopted a formal procedure for shareholders to communicate in writing with members of the Board, any such communications received by the Company will be forwarded to our Board. Because our Board is relatively small, and our shares of common stock are not widely held, the Company has not deemed it necessary to adopt a formal communication procedure at this time.

Corporate Governance Guidelines

The Board has adopted Corporate Governance Guidelines. The corporate governance committee is responsible for overseeing these guidelines and making recommendations to the Board concerning corporate governance matters. Among other matters, the guidelines address the following items concerning the Board and its committees:

•	Director qualifications generally and guidelines on the composition of the Board and its committees;

•	Director responsibilities and the standards for carrying out such responsibilities;

•	Board committee requirements;

•	Director compensation;

•	Director access to management and independent advisors;

•	Director orientation and continuing education requirements; and

•	CEO evaluation, management succession and CEO compensation.

Role of Board in Risk Oversight

We have a risk management process in which management is responsible for managing our risks and the Board and its committees provide review and oversight in connection with these efforts. Risks are identified, assessed and managed on an ongoing basis by management and addressed during periodic senior management meetings, resulting in both Board and committee discussions and public disclosure, as appropriate. The Board is responsible for overseeing management in the execution of its risk management responsibilities and for reviewing our approach to risk management. The Board administers this risk oversight function either through the full Board or through one of its standing committees, each of which examines various components of our enterprise risks as part of its responsibilities. An overall review of risk is inherent in the Board’s consideration of our long and short term strategies, acquisitions and significant financial matters. The audit committee oversees financial risks (including risks associated with accounting, financial reporting, enterprise resource planning, and collectability of receivables), legal and compliance risks and other risk management functions. The other Board committees are involved in the risk assessment process as needed.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our Board is responsible for the review and approval of “related party transactions” between us and our executive officers, directors or other related persons. Under SEC rules, a related person is a director, officer, nominee for director or 5% or greater shareholder of us since the beginning of our last fiscal year and their immediate family members. Our policies require that each of our directors and executive officers bring any related party transactions to our attention before we enter into the transaction. Upon full disclosure of the details of the proposed transaction to the full Board, the full Board, with the interested director abstaining, considers and votes on the proposed transaction.

Agreements with Our Managers

Management Agreements

Management Agreement with Allseas

We entered into separate management agreements with Allseas for each of the vessels in our fleet, pursuant to which Allseas was responsible for the commercial and technical management functions of our fleet.

Our management agreements with Allseas were amended and restated effective January 2, 2015. Effective from January 2, 2015, we and Allseas mutually agreed to cease a portion of the services that were provided by Allseas under the terms of the original management agreements, which were taken over by Seacommercial on substantially similar terms, as discussed further below. Allseas was still responsible for the technical management and certain aspects of commercial management including, among other things, operations and freight collection services, obtaining insurance for our vessels and finance and accounting functions. Technical management services provided by Allseas includes, among other things, arranging for and managing crews, vessel maintenance, dry-docking, repairs, insurance, maintaining regulatory and classification society compliance and providing technical support. Our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Michael Bodouroglou, is the sole shareholder of Allseas.

Under the terms of the amended and restated management agreements, Allseas agreed to use its best efforts to provide management services upon our request in a commercially reasonable manner and provided these services directly to us or subcontracted for certain of these services with other entities. Allseas has in-house technical management capabilities, which it continues to expand. Allseas remained responsible for any subcontracted services under the management agreements. We agreed to indemnify Allseas for losses it would incur in connection with the provision of these services, excluding losses caused by the gross negligence or willful misconduct of Allseas, its employees, subcontractors or agents. Under the agreements, Allseas’ liability for losses caused solely by its gross negligence or willful default, or that of its employees, agents or subcontractors, was limited to ten times the annual management fee payable under the management agreements, except where such loss resulted from Allseas’ unintentional or reckless act or omission.

Each amended and restated management agreement had an initial term of five years and automatically would renew for additional five-year periods, unless in each case, at least 30 days’ advance written notice of termination would be given by either party.

Under the amended and restated management agreements, Allseas was entitled to a technical management fee of €666.45 per vessel, per day (or $701.44 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.0525 as of December 30, 2016), for the twelve months commencing June 1, 2015, payable on a monthly basis in advance, pro rata either for the calendar days these vessels were owned by us if the vessels were second-hand purchases, or from the date of the memorandum of agreement if the vessels were purchased directly from a shipyard. The technical management fee was adjusted annually based on the Eurozone inflation rate. Allseas was also entitled to (i) a superintendent fee of €500 per day (or $526 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.0525 as of December 30, 2016), for each day in excess of five days per calendar year for which a superintendent performed on site inspection; and (ii) a lump sum fee of $15,000 for pre-delivery services, including legal fees, crewing and manning fees, manual preparation costs and other expenses related to preparing the vessel for delivery, rendered during the period from the date a memorandum of agreement was signed for the purchase of any such vessel until the delivery date. We also entered into management agreements with Allseas relating to the supervision of each our contracted newbuilding vessels, pursuant to which Allseas was entitled to: (i) a flat fee of $375,000 per vessel for the first 12 month period commencing from the respective steel cutting date of each vessel and thereafter the flat fee was paid on a pro rata basis until the vessels’ delivery to us; (ii) a daily fee of €115 (or $121 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.0525 as of December 30, 2016) per vessel commencing from the date of the vessel’s shipbuilding contract until we accept delivery of the respective vessel; and (iii) €500 (or $526 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.0525 as of December 30, 2016) per day for each day in excess of five days per calendar year for which a superintendent performed onsite inspection. The term of the management agreements expired upon completion of the construction and delivery of the vessels to us and the agreements would be terminated by either party upon 30 days’ advance written notice.

Following the sale of our vessels, the respective management agreements were terminated.

Vessels that we may acquire in the future may be managed by Allseas or unaffiliated management companies.

Brokerage Agreement with Seacommercial

On January 2, 2015, we entered into a Sale & Purchase (“S&P”) and Charter Brokerage Services Agreement with Seacommercial, a Liberian company, pursuant to agreements with each vessel-owning subsidiary. Mr. Michael Bodouroglou, the Company's Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, is the sole shareholder and Managing Director of Seacommercial. The services provided under these agreements included, among other things, negotiating charters for our vessels, monitoring various types of charters, monitoring the performance of our vessels under charter, locating, purchasing, financing and negotiating the purchase and sale of our vessels. These agreements had an initial term of five years and automatically extended for successive five year term, unless, in each case, at least 30 days' advance written notice of termination would be given by either party. In addition, the agreements would be terminated by either party for cause, as set forth in the agreements, on at least 30 days’ advance written notice. The agreements provided for (i) a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels; and (ii) a fee equal to 1.00% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold on our behalf.

Following the sale of our vessels, the respective brokerage agreements were terminated.

Compensation Agreements

Compensation Agreement with Allseas

We entered into a compensation agreement with Allseas, which was amended and restated effective January 2, 2015, whereby in the event that Allseas is involuntarily terminated as the manager of our fleet, we shall compensate Allseas with a sum equal to (i) three years of management fees and commissions, based on the fleet at the time of termination; and (ii) €3.0 million (or $3.2 million based on the Euro/U.S. dollar exchange rate of €1.0000:$1.0525 as of December 30, 2016), provided that Allseas will not receive this termination fee in the event that we terminate the agreements with Allseas for cause. The agreement will continue for so long as Allseas serves as a manager of our fleet and may be terminated at any time by the mutual agreement of the parties or by either party in the event of a material breach of the terms and provisions by the other party. Following the sale of our vessels, the respective compensation agreement was terminated.

Compensation Agreement with Seacommercial

On January 2, 2015, we entered into a Compensation Agreement with Seacommercial, whereby in the event that Seacommercial is involuntarily terminated as the broker of our fleet (including the termination by Seacommercial of the agreements for cause), we shall compensate Seacommercial with an amount equal to the sum of three years of charter brokerage commissions, based on the fleet at the time of termination, provided that Seacommercial will not receive this termination fee in the event that we terminate the agreements with Seacommercial for cause. Following the sale of our vessels, the respective compensation agreement was terminated.

Administrative Services Agreement

We have entered into an administrative service agreement with Allseas pursuant to which Allseas provides telecommunication services, secretarial and reception personnel and equipment, security facilities, office cleaning services and information technology services. Allseas is entitled to reimbursement on a quarterly basis of all costs and expenses incurred in connection with the provisions of its services under the agreement.

Accounting Agreement

We have entered into an accounting agreement with Allseas pursuant to which Allseas was entitled to a fee of €250,000 (or $263,125 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.0525 as of December 30, 2016) per annum, payable quarterly, for the provision of financial accounting services, and a fee of $30,000 per vessel per annum, payable quarterly, for the provision of financial reporting services. On May 18, 2015, we entered into an amended and restated accounting agreement with Allseas, pursuant to which the duration of the agreement was converted from the fixed term of one year to indefinite unless terminated in accordance with the provisions of the agreement. The fees under the amended and restated accounting agreement remained unchanged. If the respective agreement is terminated by Allseas either for “good reason” or as a result of “change in control”, as such terms are defined in the agreement, or terminated by us without “cause”, as defined in the agreement, Allseas will be entitled to receive (i) its fee payable through the “termination date”, as defined in the agreement, and (ii) compensation equal to three years’ annual financial accounting services fee and financial reporting fee then applicable. Effective from January 1, 2017, the financial and accounting services fee was reduced to €60,000 per annum.

Agreement with Loretto

We, Allseas, and Loretto, a wholly-owned subsidiary of Allseas, have entered into a tripartite agreement, pursuant to which in the event of a capital increase, an equity offering or the issuance of common shares to a third party or third parties in the future, other than common shares issued pursuant to our equity incentive plan (as the same may be further amended, amended and restated, supplemented or otherwise modified) or any future equity incentive plans we may adopt, we have agreed to issue, at no cost to Loretto, additional common shares in an amount equal to 2% of the total number of common shares issued pursuant to such capital increase, equity offering or third party issuance, as applicable. In accordance with the terms of the agreement, any common shares to be issued to Loretto under the agreement may only be issued once the capital increase, equity offering or third party issuance giving rise to the obligation to issue shares to Loretto under the agreement has closed and any applicable contingencies, forfeiture rights or conditions precedent relating to such capital increase, equity offering or third party issuance have lapsed or expired or have been cancelled or terminated, unless otherwise agreed by the mutual agreement of the parties.

Executive Services Agreement

We have entered into an executive services agreement with Allseas, pursuant to which Allseas provides the services of our executive officers, which include strategy, business development, marketing, finance and other services, who report directly to our Board. Allseas is entitled to an executive services fee of €2.9 million (or $3.1 million based on the Euro/U.S. dollar exchange rate of €1.0000:$1.0525 as of December 30, 2016) per annum. On May 18, 2015, we entered into an amended and restated executive services agreement with Allseas, pursuant to which the duration of the agreement was converted from the fixed term of five years to indefinite unless terminated in accordance with the provisions of the agreement. The fees under the amended and restated executive services agreement remained unchanged. If the respective agreement is terminated by Allseas either for “good reason” or as a result of “change in control”, as such terms are defined in the agreement, or terminated by us without “cause”, as defined in the agreement, Allseas will be entitled to receive (i) its fee payable through the “termination date”, as defined in the agreement, (ii) compensation equal to three years’ annual executive services fee then applicable, and (iii) 78,948 of our common shares, issued for no consideration on the date of termination. Effective from June 1, 2016, the executive services fee was reduced to $300,000 per annum.

Manning Agreements

Allseas subcontracted crewing services relating to our vessels to Crewcare, a Philippines company beneficially owned by our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Michael Bodouroglou. Each of our vessel-owning subsidiaries entered into a manning agreement with Crewcare. Manning services were provided under the agreements in exchange for a monthly fee of $95 per seaman for all officers and crew who served on board each vessel, plus a recruitment fee of $120 per seaman, payable on a one-off basis. In addition, the agreements also provided for a fee of $30 per seaman for in-house training and a fee of $50 per seaman for extra in-house training. The fees under the manning agreements were subject to amendment on an annual basis. Following the sale of our vessels, the respective manning agreements were terminated.

Cadetship Program Agreement

On October 5, 2013, Allseas on behalf of each of our ship-owning subsidiaries entered into a cadetship program agreement with Crewcare, pursuant to which Crewcare, at its own cost, was responsible for recruiting and training cadets to be assigned to the vessels. These services were provided in exchange for a lump sum fee of $5,000 per cadet employed on board the vessel for one-year on board training. The agreement had an initial term of one year with the option to renew for one more year by mutual agreement. Following the sale of our vessels, the respective cadetship program agreements were terminated.

Agreement with Allseas

As of December 31, 2015, we did not take delivery of the Ultramax newbuilding drybulk carrier with Hull number DY4050 from Yangzhou Dayang Shipbuilding Co. Ltd., or Dayang, that was scheduled to be delivered in the fourth quarter of 2015. Furthermore, we sent to Dayang notices for the cancellation of the Ultramax newbuilding drybulk carrier with Hull number DY4052 that was scheduled to be delivered at the end of December 2015. Dayang rejected such cancellation notices and related arbitration proceedings commenced in London thereafter. In May 2016, we received notice from Dayang to take delivery of Hull number DY4050. On May 24, 2016, Dayang sent a default notice for Hull number DY4050 to us and it commenced arbitration proceedings. We lacked the resources to undertake potential liabilities and litigation risks and costs associated with the delivery of vessels and on June 6, 2016, we entered into an agreement with Allseas, pursuant to which we sold all the issued and outstanding share capital of Amphitrite Shipping Inc. and Mirabel International Maritime Co. owning the shipbuilding contracts for the Ultramax newbuilding drybulk carriers with Hull numbers DY4050 and DY4052, respectively, to entities nominated by Allseas and Allseas agreed to write-off approximately $2.0 million in amounts due from us, waived fees for certain services it provided to us and assumed all contractual obligations under the shipbuilding contracts with Dayang in relation to the construction of the Ultramax newbuilding drybulk carriers with Hull numbers DY4050 and DY4052 in return for 550,000 of our Class A common shares, which were issued to Loretto.

Commercial Services Agreement

On December 1, 2016, we entered into commercial services agreement with Milia, incorporated in Liberia in September 2012, which is the owner of the Liberian flag drybulk vessel M/V Mykonos Seas, and is beneficially owned by Mr. Michael Bodouroglou. The agreement has an initial term of five years and automatically extends for successive five year term, unless, in each case, at least 30 days advance written notice of termination is given by either party. In addition, the agreement may be terminated by either party for cause, as set forth in the agreement, on at least 30 days advance written notice. The agreement provides for (i) a chartering commission equal to 2% on the gross freight, demurrage and charter hire collected from the employment of the vessel and (ii) sale & purchase commission equal to 1% of the contract price, calculated in accordance with the relevant memorandum of agreement, of any vessel bought or sold on behalf of Milia.

Right of First Refusal

Our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Michael Bodouroglou, has entered into a letter agreement with us which includes a provision requiring Mr. Bodouroglou to use commercially reasonable efforts to cause each company controlled by Mr. Bodouroglou to allow us to exercise a right of first refusal to acquire any drybulk carrier, after Mr. Bodouroglou or an affiliated entity of his enters into an agreement that sets forth terms upon which he or it would acquire a drybulk carrier. Pursuant to this letter agreement, Mr. Bodouroglou will notify a committee of our independent directors of any agreement that he or an affiliated entity has entered into to purchase a drybulk carrier and will provide the committee of our independent directors a 7 calendar day period in respect of a single vessel transaction, or a 14 calendar day period in respect of a multi-vessel transaction, from the date that he delivers such notice to our audit committee, within which to decide whether or not to accept the opportunity and nominate a subsidiary of ours to purchase the vessel or vessels, before Mr. Bodouroglou will accept the opportunity or offer it to any of his other affiliates. The opportunity offered to us will be on no less favorable terms than those offered to Mr. Bodouroglou and his affiliates. A committee of our independent directors will require a simple majority vote to accept or reject this offer.

Non-Competition Agreement with Box Ships and Our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer

We have entered into an agreement with Box Ships and our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Michael Bodouroglou, reflecting, among others, for so long as (i) Mr. Bodouroglou is a director or executive officer of both our Company and Box Ships and (ii) we own at least 5% of the total issued and outstanding common shares of Box Ships, Box Ships will not, directly or indirectly, acquire or charter any drybulk carrier without our prior written consent, and we will not, directly or indirectly, acquire or charter any containership without the prior written consent of Box Ships.

In addition, the agreement also provides that for so long as Mr. Michael Bodouroglou is a member of the Board of Directors of Box Ships Inc., neither Mr. Michael Bodouroglou nor any entity controlled by Mr. Michael Bodouroglou shall, directly or indirectly, acquire, charter, enter into any proposal or agreement to acquire or charter or enter into contract for the construction of any containership vessel or any business related to the ownership or operation of container vessels without the prior written consent of Box Ships.

Notwithstanding this agreement, Box Ships may claim business opportunities that would benefit us, such as the hiring of employees, the acquisition of other businesses, or the entry into joint ventures, and in each case other than business opportunities in the drybulk shipping industry, and this could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

If we no longer beneficially own shares representing at least 5% of the total issued and outstanding common shares of Box Ships or Mr. Michael Bodouroglou is no longer a director or executive officer of both our Company and Box Ships, then our obligations under this agreement will terminate. As of the date of this annual report, we no longer beneficially own shares representing at least 5% of the total issued and outstanding shares of Box Ships common stock and therefore are currently not subject to the terms of the agreement.

Registration Rights Agreements

In addition, in connection with the private placement to Innovation Holdings that closed on December 24, 2012, we entered into a registration rights agreement, dated as of December 24, 2012, with Innovation Holdings, pursuant to which we granted certain customary registration rights to Innovation Holdings in respect of the common shares issued and sold to Innovation Holdings in the private placement. Under the registration rights agreement, Innovation Holdings, or its transferees, have the right, subject to certain terms and conditions, to require us to register under the Securities Act for offer and sale to the public, including by way of underwritten public offering, the common shares issued and sold to Innovation Holdings pursuant to the purchase agreement we entered into with Innovation Holdings in connection with the private placement.

Lease of Office Space

We have entered into a rental agreement to lease office space in Athens, Greece, with Granitis Glyfada Real Estate Ltd., a company beneficially owned by our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer. The term of the lease is for five years, expiring in September 2017. Effective June 2, 2016, the monthly rental was €1,500 (or $1,579 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.0525 as of December 30, 2016), plus 3.6% tax.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our common stock as of the Record Date by each of our executive officers and directors, all of our executive officers and directors as a group, and each person or group of affiliated persons who was known to us to be the beneficial owner of 5% or more of the shares of our common stock as of the Record Date.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of beneficially owned by them. As beneficial owners of shares of common stock, the persons named in the table do not have different voting rights than any other holder of common stock.

Name and Address of Beneficial Owner (1)	Number of Shares of Common Stock Beneficially Owned	Percentage of Shares of Common Stock Beneficially Owned (2)
Michael Bodouroglou (3)	735,876	3.4%
George Skrimizeas	1,104	*
Nigel D. Cleave	406	*
Dimitrios Sigalas	379	*
George Xiradakis	369	*
All directors and executive officers as a group (five persons)	738,134	3.4%
5% Beneficial Owners: NONE

* Less than 1%.

(1)	Except as otherwise indicated, the address of each beneficial owner is c/o Paragon Shipping Inc., 15 Karamanli Avenue, GR 16673, Voula, Greece.
(2)	For purposes of computing the percentage of outstanding shares of common stock held by each person named above, any shares that the named person has the right to acquire within 60 days under options are deemed to be outstanding for that person, but are not deemed to be outstanding when computing the percentage ownership of any other person. Percentages shown are based on 21,904,428 shares of common stock outstanding as of the Record Date.
(3)	Mr. Bodouroglou beneficially owns 173,319 of these shares through Innovation Holdings, a company beneficially owned and controlled by Mr. Bodouroglou and members of his family, and 562,557 of these shares through Loretto, a wholly owned subsidiary of Allseas that is controlled by Mr. Bodouroglou and members of his family.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

As a foreign private issuer, Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), does not apply to our executive officers, directors or holders of 10% or more of our common stock.

COMPENSATION OF MANAGEMENT AND DIRECTORS

Director Compensation

Each of our non-employee directors receives annual compensation in the aggregate amount of $10,000 per annum, plus reimbursements for actual expenses incurred while acting in their capacity as a director. We do not have a retirement plan for our officers or directors. In addition, each of our non-employee directors is also entitled to incentive compensation, at the discretion of our Board.

Management Compensation

Effective January 1, 2011, we entered into an executive services agreement with Allseas, pursuant to which Allseas provides the services of our executive officers, which include strategy, business development, marketing, finance and other services, who report directly to our Board. Effective January 1, 2014, the executive services fee was adjusted to €2.9 million per annum (or $3.1 million based on the Euro/U.S. dollar exchange rate of €1.0000:$1.0525 as of December 30, 2016) and effective June 1, 2016 was reduced to $0.3 million per annum.

On May 18, 2015, we entered into an amended and restated executive services agreement with Allseas, pursuant to which the duration of the agreement was converted from the fixed term of five years to indefinite unless terminated in accordance with the provisions of the agreement. The fees under the amended and restated executive services agreement remained unchanged. If the respective agreement is terminated by Allseas either for “good reason” or as a result of “change in control”, as such terms are defined in the agreement, or terminated by us without “cause”, as defined in the agreement, Allseas will be entitled to receive (i) its fee payable through the “termination date”, as defined in the agreement, (ii) compensation equal to three years’ annual executive services fee then applicable, and (iii) 78,948 of our common shares, issued for no consideration on the date of termination.

In order to incentivize Allseas' continued services to us, on November 10, 2009, we entered into a tripartite agreement with Allseas and Loretto Finance Inc., a wholly-owned subsidiary of Allseas (“Loretto”), pursuant to which in the event of a capital increase, an equity offering or the issuance of common shares to a third party or third parties in the future, other than common shares issued pursuant to our equity incentive plan, we have agreed to issue, at no cost to Loretto, additional common shares to Loretto in an amount equal to 2% of the total number of common shares issued pursuant to such capital increase, equity offering or third party issuance, as applicable.

Option/SAR Grants in Fiscal Year Ended December 31, 2016

None.

Outstanding Equity Awards at Fiscal Year-End Table

None.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	-	-	-
Equity compensation plans not approved by security holders	-	-	44,790
Total	-	-	44,790

Compensation Discussion and Analysis

As described above, we do not directly retain the services of our executive officers. Instead, their services are provided pursuant to the terms of the executive services agreement with Allseas. Pursuant to the terms of the executive services agreement, we pay Allseas an annual fee of $0.3 million. In addition, we have entered into an accounting and administrative services agreements with Allseas for services related to accounting, financial reporting, implementation of Sarbanes-Oxley internal controls procedures, and general administrative services. Allseas is also entitled to a termination fee if the agreements are terminated upon a “change of control” as defined in the services agreements.

In determining the amount to be paid to Allseas under the services agreements, our Board considers the costs incurred and expected to be incurred by Allseas in providing the services within industry standards.

From time to time, the compensation committee also considers the appropriateness of granting to our directors, executive officers and certain key employees of Allseas restricted shares of our common stock, subject to vesting requirements, in order to align the interest of our directors, executive officers and such key employees with those of our shareholders. In determining the amount of these grants, the compensation committee considers the then-current market price of our common stock, the aggregate share holdings of our directors, management and key employees of Allseas, the results of the Company’s operations for the year, and the contribution of the Board, management and Allseas to the Company’s results.

COMPENSATION COMMITTEE REPORT

Our compensation committee has reviewed the Compensation Discussion and Analysis and approved its inclusion in this Proxy Statement.

THE COMPENSATION COMMITTEE
/s/ Nigel D. Cleave
/s/ Dimitrios Sigalas
/s/ George Xiradakis

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The audit committee hereby reports as follows:

1.	The audit committee has reviewed and discussed the audited financial statements with our management for the year ended December 31, 2016.

2.	The audit committee has discussed with Ernst & Young (Hellas) Certified Auditors-Accountants S.A., our independent registered public accounting firm, the matters required to be discussed by Statement on Auditing Standards No. 114 (The Auditor’s Communication With Those Charged With Governance), as may be amended or modified.

3.	The audit committee has received the written disclosures and the letter from Ernst & Young (Hellas) Certified Auditors-Accountants S.A., required by PCAOB Ethics and Independence Rule 3526 (Communication with Audit Committees Concerning Independence), as may be modified or supplemented, and has discussed with Ernst & Young (Hellas) Certified Auditors-Accountants S.A. their independence.

4.	Based on the review and discussions referred to in paragraphs (1) through (3) above, the audit committee recommended to our Board that the audited financial statements be included in our Annual Report on Form 20-F for the year ended December 31, 2016, for filing with the SEC.

THE AUDIT COMMITTEE
/s/ Nigel D. Cleave
/s/ George Xiradakis
/s/ Dimitrios Sigalas

HOUSEHOLDING OF ANNUAL DISCLOSURE DOCUMENTS

Shareholders sharing an address who are receiving multiple copies of our proxy materials, including this Proxy Statement, proxy card and Annual Report, may contact their broker, bank or other nominee if in the future they would like only a single copy of each document be mailed to all shareholders at the shared address. In addition, if you are the beneficial owner, but not the record holder, of shares of common stock, your broker, bank or other nominee may deliver only one copy of the proxy materials to multiple shareholders who share an address unless that nominee has received contrary instructions from one or more of the shareholders. We will deliver promptly, upon written or oral request, separate copies of the proxy materials to a shareholder at a shared address to which a single copy of the document was delivered. Shareholders who wish to receive separate copies of the proxy materials, now or in the future, should submit their request to us by phone at 011-30-210-891-4600 or by mail at 15 Karamanli Ave., 166 73, Voula, Greece.

OTHER BUSINESS

The Board knows of no other business to be brought before the Annual Meeting. If, however, any other business should properly come before the Annual Meeting, the persons named in the accompanying proxy will vote proxies as in their discretion they may deem appropriate, unless they are directed by a proxy to do otherwise.

By Order of the Board of Directors,

Aikaterini Stoupa, Secretary

Voula, Greece

April 19, 2017

APPENDIX A

ARTICLES OF AMENDMENT OF

ARTICLES OF INCORPORATION OF

PARAGON SHIPPING INC.

UNDER SECTION 90 OF THE BUSINESS CORPORATION ACT

The undersigned, Michael Bodouroglou, Chief Executive Officer of Paragon Shipping Inc., a corporation incorporated under the laws of the Republic of the Marshall Islands (the “Corporation”), for the purpose of amending the Articles of Incorporation of said Corporation, hereby certify:

1.	The name of the Corporation is: PARAGON SHIPPING INC.

2.	The Articles of Incorporation were filed with the Registrar of Corporations as of April 26, 2006, and were subsequently amended on October 26, 2006.

3.	The Articles of Incorporation, as amended, were amended and restated on November 20, 2006 and April 7, 2010 and were subsequently amended on November 2, 2012 and March 1, 2016.

4.	The following shall be inserted immediately following the last sub-paragraph of Paragraph D of the Amended and Restated Articles of Incorporation, effecting a combination of the outstanding shares of common stock:

“Effective as of 5:01 p.m., Marshall Islands time on ________ __, 201_ (12:01 a.m., New York time on _______ __, 201_), every ________ (__) shares of common stock of the Corporation then issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be combined, converted and changed into one (1) share of common stock of the Corporation (the “Reverse Stock Split”); provided, however, that the number and par value of shares of common stock and the number and par value of shares of preferred stock authorized pursuant to this Paragraph D shall not be altered. No fractional shares shall be issued upon the Reverse Stock Split. All shares of common stock (including fractions thereof) issuable upon the Reverse Stock Split to a given holder shall be aggregated for purposes of determining whether the Reverse Stock Split would result in the issuance of any fractional share. [If, after the aforementioned aggregation, the Reverse Stock Split would result in the issuance of a fraction of a share of common stock, the Corporation shall, in lieu of issuing any such fractional share, round such fractional share up to the nearest whole share.]”

5.	All of the other provisions of the Amended and Restated Articles of Incorporation shall remain unchanged.

6.	This Amendment to the Amended and Restated Articles of Incorporation was authorized by actions of the Board of Directors and Shareholders of the Corporation.

IN WITNESS WHEREOF, I have executed these Articles of Amendment on this ___ day of __________, 201_.

Michael Bodouroglou
Chief Executive Officer